Exhibit 99.1

LAIX Inc. Announces the Appointment of Mr. Tiak Koon Loh as Independent Director

SHANGHAI, December 26, 2018 – LAIX Inc. (NYSE: LAIX) (“LAIX” or the “Company”), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced the appointment of Mr. Tiak Koon Loh as a new independent director to the Company’s board of directors (the “Board”) and that he has also been appointed to the Board’s audit committee. He currently serves as the chief executive officer and a director of Pactera International Technology Limited, a billion-dollar digital technology services company. Mr. Loh will be replacing Mr. Jinjian Zhang, a non-independent director, who has recently resigned from the Board. These changes will be effective on December 26, 2018.

“We are thrilled to have Mr. Loh join our Board as an independent director and a member of the audit committee,” commented Dr. Yi Wang, Chairman and Chief Executive Officer of the Company. “We believe his strong technological background is complementary with our core business philosophy. After such a transformational quarter, including our IPO and strong financial results, we believe it is important to continue to strengthen our corporate profile and positioning, and while we express our gratitude to Mr. Zhang for his efforts on the Board up until this time, we believe that the addition of Mr. Loh, an experienced and independent director, will fortify the overall Board composition going forward.”

“I am excited to be joining the Board of a company truly focused on the intersection of innovative, AI-focused technological capabilities and education,” said Mr. Loh. “I believe my skill set and background, working with predominantly Tier-1 companies will be an asset to LAIX as it continues to scale, and I look forward to the opportunities ahead.”

As way of background, Mr. Loh has more than 30 years’ experience in leading technology investments and building information technology-focused businesses. He has a successful track record serving in both global and regional key executive positions at premier companies, including IBM, Hewlett-Packard, Capgemini and Internet Capital Group. Mr. Loh received his bachelor’s degree in electrical engineering from the National University of Singapore.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users. For more information, please visit: http://ir.laix.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.